

Mail Stop 7010

September 29, 2008

By U.S. Mail and Facsimile to (330) 796-2108

Robert J. Keegan
Chairman of the Board, Chief Executive Officer and President
The Goodyear Tire & Rubber Company
1144 East Market Street
Akron, Ohio 44316-0001

Re: The Goodyear Tire & Rubber Company
Form 10-K for Fiscal Year Ended
December 31, 2007
Proxy Statement on Schedule 14A
Filed on March 7, 2008
File No. 1-01927

Dear Mr. Keegan:

We have reviewed your filing and have the following comments.   Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Exhibits

1. Pursuant to Item 10(d) of Regulation S-K, no document on file with the Commission for more than five years may be incorporated by reference. In future filings, please file the following documents that are incorporated by reference for more than five years:

(a) Exhibit 10(bb): 1989 Goodyear Performance and Equity Incentive Plan
(b) Exhibit 10(jj): 1994 Restricted Stock Award Plan for Non-Employee
    Directors of the Company, effective June 1, 1994

Definitive Proxy Statement on Schedule 14A
Compensation Discussion & Analysis, page 27

2. In future filings, under "Cash-Based Awards Under the Executive Performance Plan,"
    please disclose and quantify all specific financial targets in the fourth paragraph, as these
    targets appear to have been material in your determination of the amount of the awards.

Compensation Discussion & Analysis, page 29

3. In future filings, under "2007 Performance Share Grants," please disclose and quantify
    all specific financial targets, as these targets appear to have been material in your
    determination of the amount of the awards.

Severance and Change-in-Control Benefits, page 31

4. In future filings, please provide a more clear and comprehensive explanation of the
    particular events that would trigger payments under the Continuity Plan and any other
    plan or agreement that provides the named executive officers with severance and change
    in control benefits. Elaborate upon the basis for selecting these events. We note your
    disclosure regarding definitions under your equity compensation plans and Ohio law,
    however, this disclosure does not describe the substantive reasons why you chose these
    events as triggers for the payment of benefits.

Compensation Discussion & Analysis, page 33

5. In future filings, please disclose whether executive officers are in compliance with your
    Stockholding Guidelines. Please also disclose whether directors are in compliance with
    these guidelines under your discussion of director compensation.

Closing Comments

        Please respond to these comments by filing an amendment to your filing and providing
the supplemental information requested within 10 business days or tell us when you will
respond. Please provide us with a supplemental response that addresses each of our comments
and notes the location of any corresponding revisions made in your filing. Please also note the
location of any material changes made for reasons other than responding to our comments.
Please file your supplemental response on EDGAR as a correspondence file. We may raise
additional comments after we review your responses and amendment.

To expedite our review, you may wish to provide complete packages to each of the persons named below. Each package should include a copy of your response letter and any supplemental information, as well as the amended filing, marked to indicate any changes.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct questions to Sherry Haywood, Staff Attorney at (202) 551-3345, or me at (202) 551-3771.

Sincerely,

Pamela Long
Assistant Director